Exhibit 99.1

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE:STO) on 15 August 2016 for use in the group's share saving plan have on 18 August been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 9,976,152 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.